SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rua Dr. Renato Paes de Barros, 1017 – 4° andar
Itaim – São Paulo – SP – Cep: 04530-001
Fone: (011) 2122-1401 - Fax: (011) 2122-1526
C.G.C.: 02.808.708/0001-07 – Inscrição Estadual: Isenta

April 30, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Subject: Change of Independent Auditors

Dear Sirs:

Pursuant to Article 28 of CVM Instruction number 308/99 we inform you of the substitution of our present auditors PricewaterhouseCoopers Auditores Independentes by Deloitte Touche & Tohmatsu Auditores Independentes, beginning from the year ending December 31, 2004.

The reason for this change was the mandatory auditor rotation required by Article 31 of CVM instruction number 308/99.

PricewaterhouseCoopers Auditores Independentes will issue their report of independent auditors relating to the year ended December 31,2003, which will be filed in our Form 20-F.

Regards.

________________________________________
Luís Felipe Pedreira Dutra Leite
Chief Financial Officer and Investor Relations Officer

C.C: PricewaterhouseCoopers
Att: Paulo César Estevão Netto

Deloitte Touche Tohmatsu
Att.: Altair Tadeu Rossato

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.